

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2012

<u>Via E-mail</u>
Mr. Ningfang Liang
Chief Financial Officer and Treasurer
China Gengsheng Minerals, Inc.
No. 88 Gengsheng Road
Dayugou Town, Gongyi, Henan
People's Republic of China, 451271

> **RE: China Gengsheng Minerals, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for the Quarter ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 1-34649**

Dear Mr. Liang:

We issued comments to you on the above captioned filings on August 20, 2012. As of the date of this letter, prior comment four from the August 20, 2012 comment letter remains outstanding and unresolved. As you indicated in your response letter dated September 17, 2012, we expect you to amend your Form 10-K to provide an appropriately dated consent filed as Exhibit 23.1 and new certifications that are currently dated and refer to the Form 10-K/A by November 8, 2012.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have any questions.

You may contact if you have questions regarding this comment.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief